LL

17008430

SEC
Mail Processing
Section
MAR 01 2017
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liora Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Majestic Drive
(No. and Street)

Pagosa Springs (City) CO (State) 81147 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Morris McColl 617/510-8564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liora Partners, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

CCO and Finop
Title

Patricia E. Ancoin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 27, 2017

TO THE MEMBERS OF
LIORA PARTNERS, LLC
1266 Majestic Drive
Pagosa Springs, CO 81147

We have audited the accompanying statements of financial condition of Liora Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2016 and 2015, and the related statements of income, members capital, and cash flows for the years then ended. These financial statements are the responsibility of Liora Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liora Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liora Partners, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Liora Partners, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

BALANCE SHEETS

	December 31 2016	December 31 2015
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 36,379	$ 110,175
Accounts Receivable	20	66,240
Prepaid Expenses	3,600	-
TOTAL CURRENT ASSETS	39,999	176,415
TOTAL ASSETS	$ 39,999	$ 176,415
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES:		
Accrued Expenses	$ 640	$ -
TOTAL CURRENT LIABILITIES	640	-
MEMBERS' CAPITAL	39,359	176,415
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 39,999	$ 176,415

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2016	2015
REVENUES	$ 10,144	$ 191,896
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	41,167	66,072
Employee Benefits	19,678	-
Travel and Entertainment	12,116	12,556
General and Administrative	6,644	8,180
Business Development	5,610	1,114
Utilities	1,992	2,320
Retirement Plan Expense	-	10,000
Payroll & Related Expenses	-	237,724
TOTAL EXPENSES	87,207	337,966
(LOSS) INCOME FROM OPERATIONS	(77,063)	(146,070)
INTEREST INCOME	7	3
(LOSS) NET INCOME	$ (77,056)	$ (146,067)

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF MEMBERS' CAPITAL

Years Ended December 31, 2016 and 2015

	Paid-In Capital	Accumulated Earnings	Members' Distributions	Totals
Year Ended December 31, 2015				
Beginning Balance	$ 75,000	$ 6,562,723	$(6,255,241)	$ 382,482
Add: Capital Contributions	-	-	-	-
Deduct: Net (Loss)	-	(146,067)	-	(146,067)
Deduct: Distributions to Members	-	-	(60,000)	(60,000)
Ending Balances	$ 75,000	$ 6,416,656	$(6,315,241)	$ 176,415
Year Ended December 31, 2016				
Beginning Balance	$ 75,000	$ 6,416,656	$(6,315,241)	$ 176,415
Add: Capital Contributions	-	-	-	-
Deduct: Net (Loss)	-	(77,056)	-	(77,056)
Deduct: Distributions to Members	-	-	(60,000)	(60,000)
Ending Balances	$ 75,000	$ 6,339,600	$(6,375,241)	$ 39,359

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS

	Years Ended December 31 2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 76,364	$ 475,581
Cash Paid for Operating Expenses	(90,167)	(337,966)
Interest Income Received	7	3
Net Cash (Used for) Provided by Operating Activities	(13,796)	137,618
NET CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members	(60,000)	(60,000)
Net Cash (Used for) Financing Activities	(60,000)	(60,000)
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(73,796)	77,618
CASH AND EQUIVALENTS, Beginning of Year	110,175	32,557
CASH AND EQUIVALENTS, End of Year	$ 36,379	$ 110,175

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2016	2015
RECONCILIATIONS OF NET (LOSS) INCOME TO NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES:		
Net (Loss) Income	$ (77,056)	$ (146,067)
Adjustments to Reconcile Net (Loss) Income to Net Cash (Used for) Provided by Operating Activities:		
Decrease (Increase) in Accounts Receivable	66,220	283,685
(Increase) in Prepaid Expenses	(3,600)	-
Increase in Accrued Expenses	640	-
Total Adjustments	63,260	283,685
Net Cash (Used for) Provided by Operating Activities	$ (13,796)	$ 137,618

The accompanying notes and independent registered public accounting firm's report are an integral part of these financial statements.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2016 and 2015, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Revenue Recognition

The Company recognizes revenue from when there is a persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collection of the related receivable is reasonably assured.

5. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. The direct write-off method is utilized for income tax reporting purposes.

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2009, the LLC was a single-member LLC. Under the provisions of the Internal Revenue Code, the single-member LLC was treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, was not subject to income taxes. On January 26, 2010, the LLC agreement was modified from a single-member LLC to a multi-member LLC with the addition of two members. In 2010, the LLC had elected to be taxed as a Partnership, which is not an income tax paying entity. In 2015, the LLC elected to be taxed as an 'S' Corporation effective for the tax year ended December 31, 2015. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any pending examinations of its tax returns for these periods.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2016 and 2015, the Company performed a significant amount of work for two (2) and two (2) unrelated customers, respectively. The amounts related to these significant customers included in the accompanying statements of operations and balance sheets are summarized as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2016	2015	2016	2015
Customer A	$ 5,381	$ 27,335	$ -	$ -
Customer B	3,780	152,500	-	66,220

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had net capital of $35,739 and $110,175, respectively. These amounts are in excess of its required net capital. At December 31, 2016 and 2015, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1 and 0 to 1, respectively.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015

E. 401(K) RETIREMENT PLAN:

The Company sponsors a SIMPLE 401(K) plan that provides either a matching contribution up to 3% of each employee's pay or a non-elective contribution of 2% of each eligible employee's pay. For the years ended December 31, 2016 and 2015, the Company's contributions amounted to $0 and $10,000, respectively.

F. CASH FLOWS:

For the years ended December 31, 2016 and 2015, the Company did not have any significant non-cash investing or financing activities.

G. SUBSEQUENT EVENTS:

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through February 27, 2017, the date that the financial statements were available to be issued, and has determined that there were no additional disclosures required.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2016	December 31 2015
Net Capital:		
Total Members' Capital	$ 39,359	$ 176,415
Add: Discretionary Liability	-	-
Deduct Nonallowable Assets:		
Accounts Receivable	(20)	(66,240)
Prepaid Expenses	(3,600)	-
	(3,620)	(66,240)
Net Capital	$ 35,739	$ 110,175
Aggregate Indebtedness	$ 640	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 30,739	$ 105,175
Excess Net Capital at 100% (Net Capital - 10% of Aggregate Indebtedness)	$ 35,675	$ 110,175
Ratio: Aggregate Indebtedness to Net Capital	0.02 to 1	0 to 1

See the Report of Independent Registered Public Accounting Firm.

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2016	2015
Members' Capital Reported in Preliminary Focus Report	$ 101,963	$ 176,415
2016 Adjustment to Revenue	(66,220)	-
2016 Adjustment to Prepaid Expenses	3,600	-
2016 Adjustment to Other Expenses, Net	16	-
Total Members' Capital	$ 39,359	$ 176,415
Non-Allowable Assets Reported in Preliminary Focus Report	$ 66,240	$ 66,240
2016 Adjustment to Accounts Receivable	(66,220)	-
2016 Adjustment to Prepaid Expenses	3,600	-
NON-ALLOWABLE ASSETS	$ 3,620	$ 66,240
NET CAPITAL	$ 35,739	$ 110,175

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the years ended December 31, 2016 and 2015.

See the Report of Independent Registered Public Accounting Firm.

MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To The Members of
Liora Partners, LLC

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which Liora Partners, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United Sates) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902

LIORA PARTNERS, LLC
(a Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Year Ended December 31, 2016

The Company claims exemption under the provisions of Rule 15c3-3(k)(1), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

The Company met the exemption provisions of Rule 15c-3(k)(1) from January 1, 2016 to December 31, 2016 without exception.

Jane Morris McColl
Signature

CCO and Finop
Title

MORRIS & MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 27, 2017

To the Board of Directors
Liora Partners, LLC
1266 Majestic Drive
Pagosa Springs, CO 81147

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Liora Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Liora Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Liora Partners, LLC's management is responsible for Liora Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's QuickBooks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting the reporting of $66,220 of revenue that was previously reported on the 2015 Form SIPC-7, resulting in an overpayment of $165 on Form SIPC-7 for the year ended December 31, 2016;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
(Continued)

To the Board of Directors
Liora Partners, LLC
February 27, 2017
Page 2

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morris & Morris, P.C.
Certified Public Accountants